FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 0-20115

METHANEX CORPORATION

(Translation of registrant’s name into English)

Suite 1800, 200 Burrard Street

Vancouver, Canada
BC V6C 3M1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:     Form 20-F     ☐          Form 40-F     ☑

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes     ☐          No     ☑

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes     ☐          No     ☑

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes     ☐          No     ☑

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

(Registrant)

By:	/s/ Randy Milner

Randy Milner — Senior Vice President, General Counsel & Corporate Secretary

June 3, 2003

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of Special Meeting of Shareholders

and
Information Circular
May 29, 2003

SIGNATURES

Letter to Shareholder
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
PART I VOTING
PART II BUSINESS OF THE MEETING
REPURCHASE TRANSACTION
OTHER MATTERS TO BE ACTED UPON
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
PART III OTHER INFORMATION
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
AVAILABILITY OF INFORMATION
APPROVAL BY DIRECTORS
CONSENT OF RAYMOND JAMES LTD.
APPENDIX A
REPURCHASE TRANSACTION RESOLUTION
APPENDIX B
FAIRNESS OPINION OF RAYMOND JAMES LTD.
APPENDIX C
EXECUTIVE COMPENSATION AND OTHER INFORMATION
DIRECTORS’ COMPENSATION
EXECUTIVE COMPENSATION
REPORT ON EXECUTIVE COMPENSATION
TOTAL SHAREHOLDER RETURN COMPARISON
PROXY
IMPORTANT INFORMATION FOR PARTICIPANTS IN THE METHANEX CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES

Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1	Telephone: (604) 661-2600 Facsimile: (604) 661-2676

May 29, 2003

Dear Fellow Shareholder:

On May 21, 2003, we entered into an underwriting agreement with NOVA Chemicals Corporation and a syndicate of underwriters for a public secondary offering and sale by an affiliate of NOVA of 37,946,876 of our common shares at a price of Cdn.$13.30 or US$9.85 per share. NOVA is our largest shareholder, holding 46,946,876 or approximately 37% of our outstanding common shares.

Concurrent with the underwriting agreement, we entered into a share purchase agreement with NOVA pursuant to which we will indirectly purchase the remaining 9,000,000 common shares indirectly owned by NOVA at a price of US$9.85 per share. The completion of this repurchase transaction is subject to the closing of the secondary offering, which is expected to occur on or about June 5, 2003, and the approval by at least a majority of our shareholders (other than NOVA and its affiliates) voting on the matter. The repurchased shares will be cancelled, reducing the number of our outstanding common shares by approximately 7%. We will fund the repurchase from our available cash resources.

Following the successful completion of the secondary offering and the repurchase transaction, NOVA will not hold any of our common shares.

An independent committee of our board of directors and our board unanimously recommend that you vote to approve the repurchase transaction by voting in favour of the resolution set out in Appendix A to the accompanying Information Circular.

We believe that the market price of our common shares has been adversely affected by the market perception that NOVA would sell all or a portion of its shares. If the secondary offering and the repurchase transaction are successfully completed, we expect this overhang will be eliminated and we also expect that our shareholders will be able to enjoy improved liquidity for our common shares due to a substantial increase in the public float. We also believe that our purchase of common shares under the repurchase transaction constitutes an attractive investment that will be accretive to shareholders, and this transaction is consistent with our practice of distributing excess cash for the benefit of our shareholders.

We urge you to vote in favour of the repurchase transaction at the special meeting of shareholders to be held on June 30, 2003. The details of the repurchase transaction and the meeting are described in the accompanying Notice of Special Meeting and Information Circular.

Whether or not you are able to attend the meeting, it is important that you are represented at the meeting. We encourage you to complete the enclosed form of proxy and return it not later than the time specified. Voting by proxy will not prevent you from voting in person if you attend the meeting, but will ensure that your vote will be counted if you are unavailable to attend.

If you are a non-registered shareholder, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your common shares not being eligible to be voted at the meeting.

Sincerely,

Pierre Choquette President and Chief Executive Officer Methanex Corporation

METHANEX CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

      NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

WHEN:	Monday, June 30, 2003

TIME:	9:00 a.m. (Vancouver time)

PLACE:	Mackenzie 1 Meeting Room Waterfront Centre Hotel Vancouver, British Columbia

      The Meeting is being held for the following purposes:

1.	To consider and, if thought fit, pass, with or without amendment, an ordinary resolution, the form of which is set out in Appendix A to the accompanying Information Circular, approving the indirect purchase by the Company of 9,000,000 common shares of the Company indirectly owned by NOVA Chemicals Corporation; and

2.	To transact such other business as may properly come before the Meeting.

      If you are a holder of common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368-2502 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 2:00 p.m. (Vancouver time) on June 26, 2003 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment of the Meeting.

      DATED at the City of Vancouver, in the Province of British Columbia this 29th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) RANDY MILNER
Senior Vice President, General Counsel and
Corporate Secretary

METHANEX CORPORATION

INFORMATION CIRCULAR

Information contained in this Information Circular is given as at May 29, 2003 unless otherwise stated.

PART I   VOTING

Solicitation of Proxies

      This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and Board of Directors of Methanex Corporation (the “Company”) for use at the special meeting (the “Meeting”) of shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders (the “Notice”).

      It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about June 3, 2003 to holders of common shares (“Common Shares”) of the Company.

What will be voted on at the Meeting?

      Shareholders will be voting on the matter which is described in the Notice. The Notice includes the only matter to be presented at the Meeting that is presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, other than by NOVA and its affiliates, will constitute approval of this matter.

Who is entitled to vote and who owns more than 10% of the Common Shares?

      Only those who are registered as holders of Common Shares (“Registered Shareholders”) on May 30, 2003 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of May 29, 2003, there were 126,990,814 Common Shares outstanding. NOVA Chemicals Corporation (“NOVA”) beneficially owns, indirectly, 46,946,876 Common Shares representing approximately 37% of the outstanding Common Shares. Neither NOVA nor any of its affiliates will be entitled to vote on the matter described in the Notice. To the knowledge of the directors and senior officers of the Company, there are no other persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights of the Company, except for Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited which, based on publicly available reports filed on their behalf, collectively exercise control but disclaim ownership of 13,274,470 Common Shares, representing approximately 10% of the outstanding Common Shares, through accounts and funds managed by them.

Can I vote Common Shares which I acquired after May 30, 2003?

      Unfortunately not. The Canada Business Corporations Act states that a shareholder who acquires Common Shares after the Record Date will not be entitled to vote those shares at the Meeting.

How to vote

      If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.

Voting by Proxy

      If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “Revoking a Proxy” on page 3).

Voting in Person

      Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

      Many shareholders are in fact “non-registered shareholders”. Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, custodian, etc.). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you will receive or have already received from your intermediary either a request for voting instructions or a proxy form. Every intermediary has its own forms and procedures. Non-registered shareholders should follow them carefully to ensure that their Common Shares are voted at the Meeting.

      Since the Company does not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instructions or proxy to appoint yourself as proxyholder and return it in the envelope provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

What is a Proxy?

      A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Enclosed in this package is a proxy form for the Meeting. Use it or any other legal proxy form to appoint a proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

      If you vote on the matter listed by marking the appropriate box on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she considers best.

Appointing a Proxyholder

      Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to CIBC Mellon Trust Company within the time hereinafter specified for receipt of proxies.

      If you leave the space on the proxy form blank, either Pierre Choquette or Randy Milner, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette is a director of the Company and its President and Chief Executive Officer and Mr. Milner is the Company’s Senior Vice President, General Counsel and Corporate Secretary.

      For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368-2502 no later than 2:00 p.m. (Vancouver time) on June 26, 2003 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment of the Meeting. Completed proxies may also be delivered to the Chairman of the Meeting prior to the start of the Meeting or any adjournment thereof.

How will my shares be voted if I give my Proxy?

      If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares for you at the Meeting. If you have specified on the proxy form how you want to vote on the matter described in the Notice (by marking FOR or AGAINST), then your proxyholder must vote your Common Shares accordingly.

      If you have not specified how to vote on the matter described in the Notice, then your proxyholder can vote your shares as they see fit. However, if you have not specified how to vote on the matter and either Mr. Choquette or Mr. Milner is appointed as proxyholder, your Common Shares will be voted in favour of such matter. For more information on these issues, see Part II “BUSINESS OF THE MEETING” below. If any amendments are proposed to the matter described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Revoking a Proxy

      If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must clearly state in writing that you want to revoke your proxy and deliver this document by mail to Proxy Department, CIBC Mellon Trust Company, #6 – 200 Queen’s Quay East, Toronto, ON, Canada, M5A 4K9 or by fax to (416) 368-2502, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Revocations may also be delivered to the Chairman of the Meeting prior to the start of the Meeting or any adjournment thereof. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.

Costs of this Solicitation of Proxies

      The costs of this solicitation of proxies will be borne by the Company. NOVA has agreed to reimburse the Company for all these costs. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.

How do I contact the transfer agent?

      If you have any inquiries, the transfer agent, CIBC Mellon Trust Company, can be contacted as follows:

Toll-free:	1-800-387-0825
Mail:	CIBC Mellon Trust Company Suite 1600, 1066 West Hastings Street Vancouver, British Columbia V6E 3X1
Telephone:	(604) 891-3008
Fax:	(604) 688-4301

PART II BUSINESS OF THE MEETING

REPURCHASE TRANSACTION

The Secondary Offering and the Repurchase Transaction

      NOVA acquired a significant block of Common Shares in 1994. From time to time, management of the Company and NOVA have had discussions about NOVA’s interest in the Company. Currently, NOVA is the largest shareholder of the Company and beneficially owns, indirectly, 46,946,876 Common Shares representing approximately 37% of the outstanding Common Shares.

      On May 21, 2003, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with NOVA and a syndicate of underwriters for a public secondary offering and sale by an affiliate of NOVA of 37,946,876 Common Shares (the “Secondary Offering”) at a price of Cdn.$13.30 or US$9.85 per share. The closing of the Secondary Offering is expected to occur on or about June 5, 2003. The Company will not receive any proceeds from the sale of the Common Shares under the Secondary Offering.

      Concurrent with the Underwriting Agreement, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with NOVA pursuant to which the Company will indirectly purchase the remaining 9,000,000 Common Shares (the “Repurchase Shares”) indirectly owned by NOVA (the “Repurchase Transaction”) at a price of US$9.85 per share (the “Repurchase Price”). The Repurchase Price is equal to the U.S. dollar offering price under the Secondary Offering. The Repurchase Transaction is the transaction for which shareholder approval is sought at the Meeting.

      Following the successful completion of the Secondary Offering and the Repurchase Transaction, NOVA will not own any Common Shares.

      Under the terms of the Repurchase Transaction, the Company will purchase from NOVA all of the shares of a wholly-owned subsidiary of NOVA (“Holdco”) that holds the Repurchase Shares in consideration for a payment to NOVA of the Repurchase Price in respect of each Repurchase Share held by Holdco. NOVA has represented and warranted to the Company in the Share Purchase Agreement that, among other matters, Holdco has no assets other than the Repurchase Shares and has no liabilities. Immediately after the closing of the Repurchase Transaction, the Company will wind-up Holdco and cancel the Repurchase Shares. The cancellation of the Repurchase Shares will reduce the number of outstanding Common Shares by approximately 7%.

      The aggregate Repurchase Price will be approximately US$89 million. The Company intends to fund this payment from its available cash resources.

      The obligations of the Company and of NOVA to complete the Repurchase Transaction are each subject to the closing of the Secondary Offering, the approval by at least a majority of the votes cast in person or by proxy at the Meeting by the holders of Common Shares (other than NOVA and its affiliates) and certain other conditions customary for transactions of this nature.

      NOVA has also agreed with the Company in the Share Purchase Agreement that, subject to the closing of the Secondary Offering, NOVA will not (i) without the Company’s prior written consent, sell, directly or indirectly, any Common Shares to any person other than the Company or an affiliate of NOVA for a period of 90 days following the date of the Meeting; (ii) sell, directly or indirectly, any Common Shares to any person other than an affiliate of NOVA in quantities of less than 100,000 shares; or (iii) without the Company’s prior written consent, acquire, directly or indirectly, any Common Shares from any person other than an affiliate of NOVA for a period of two years following the date of the closing of the Secondary Offering. NOVA will, however, be permitted to sell or otherwise dispose of any and all Common Shares owned by it into a change of control transaction, which is a transaction made or available to all holders of Common Shares, which if successful would result in a person or group of persons acting jointly or in concert (other than NOVA or any of its affiliates) owning more than 30% of the outstanding Common Shares.

      NOVA has agreed to pay all of the fees and expenses in connection with the Repurchase Transaction and the Secondary Offering and to reimburse the Company for expenses incurred by the Company in connection therewith. NOVA has also agreed to indemnify the Company against any losses, damages or liabilities to which the Company may become subject arising out of the Repurchase Transaction and other ancillary transactions.

      Upon the closing of the Secondary Offering, it is expected that Mr. Jeffrey M. Lipton, the President and Chief Executive Officer of NOVA and the Chairman of the Board of the Company, and Messrs. Christopher D. Pappas and

A. Terence Poole, both senior officers of NOVA, will resign as directors of the Company. It is expected that Mr. Pierre Choquette, the Company’s President and Chief Executive Officer, will be appointed interim Chairman of the Board and Mr. David Morton will be designated as “lead” outside director of the Board. Mr. Morton is the Chairman of the Corporate Governance Committee of the Board. The Board will conduct a process to fill the vacant board seats and to select a new chairperson.

Establishment and Deliberations of the Independent Committee

      On April 28, 2003, the Board of Directors of the Company established an independent committee (the “Independent Committee”) comprised of members of the Board who are independent of NOVA and management. The Independent Committee consists of Robert B. Findlay, Brian D. Gregson, David Morton, Graham D. Sweeney and Anne L. Wexler. Mr. Gregson was appointed as chair of the Independent Committee. The mandate of the Independent Committee included, among other things, evaluating the desirability of any potential transaction, in so far as it relates to the Company, involving the disposition by NOVA of its Common Shares and examining and making recommendations to the Board as to whether any such transaction would be in the best interests of the Company and its shareholders (other than NOVA and its affiliates). The Independent Committee retained Raymond James Ltd. (“Raymond James”) as its financial advisor.

      The Independent Committee undertook deliberate and full consideration of various alternative potential transactions involving the Company and NOVA, including the Secondary Offering and the Repurchase Transaction, and obtained the advice of Raymond James and the Company’s legal counsel, McCarthy Tétrault LLP, for that purpose. The Independent Committee met as a committee five times. In the course of its deliberations, the Independent Committee met with senior management of the Company to obtain and assess information regarding various alternative potential transactions and transaction structures and their anticipated impact on the Company. In addition, apart from meeting as a committee, members of the Independent Committee reviewed and considered relevant data and documents and discussed matters arising out of their review among themselves. The Independent Committee also participated, through direction given to management of the Company, in negotiations relevant to the Company in respect of the Secondary Offering and in negotiations in respect of the Repurchase Transaction.

      At a meeting of the Independent Committee held on May 20, 2003, the Independent Committee received presentations from management of the Company, Raymond James and McCarthy Tétrault LLP and reviewed proposed terms (including, for certain terms, anticipated possible ranges or alternatives with respect thereto) and drafts or outlines of agreements and other documents relating to the Secondary Offering and the Repurchase Transaction. At that meeting, based, among other things, on the factors described below under “Recommendation of the Independent Committee and the Board of Directors”, the Independent Committee unanimously determined that the indirect purchase by the Company of Common Shares indirectly owned by NOVA pursuant to the Repurchase Transaction is in the best interests of the Company and in the best interests of the Company’s shareholders (other than NOVA and its affiliates) and, among other things, resolved to recommend to the Board that the Repurchase Transaction be approved, provided that the number of Common Shares to be purchased and the price to be paid for those Common Shares were within specified parameters established by the Independent Committee.

      At a meeting of the Board of Directors of the Company subsequently held on May 20, 2003, the Board received the recommendations of the Independent Committee. In connection with matters relating to the Secondary Offering and the Repurchase Transaction, Messrs. Jeffrey M. Lipton, Christopher D. Pappas and A. Terence Poole, who are each senior officers of NOVA, and Mr. R.J. (Jack) Lawrence each declared his interest and absented himself from the meeting. At that meeting, based, among other things, on the factors described below under “Recommendation of the Independent Committee and the Board of Directors”, the Board unanimously resolved to accept the Independent Committee’s recommendations and approve the matters contemplated therein.

      On May 21, 2003, the Company, NOVA and the underwriters entered into the Underwriting Agreement for the Secondary Offering and the Company and NOVA entered into the Share Purchase Agreement for the Repurchase Transaction. Raymond James orally provided its opinion (which was subsequently confirmed in writing) to the Independent Committee that the Repurchase Price is fair from a financial point of view to the holders of Common Shares (other than NOVA and its affiliates). The Secondary Offering and the Repurchase Transaction were subsequently publicly announced on May 21, 2003 by press releases issued by the Company.

Recommendation of the Independent Committee and the Board of Directors

The Independent Committee and the Board of Directors of the Company have unanimously determined that the Repurchase Transaction is in the best interests of the Company and its shareholders (other than NOVA and its affiliates) and accordingly unanimously recommend that shareholders vote in favour of the Repurchase Transaction.

      In reaching their determination and making their recommendation, the Independent Committee and the Board considered a number of factors, including the following:

•	Eliminates market overhang. The Company believes that the market price of the Common Shares has been adversely affected by the market perception that NOVA would sell all or a portion of its Common Shares. If the Secondary Offering and the Repurchase Transaction are successfully completed, it is expected that this overhang will be eliminated.

•	Improves market liquidity. If the Secondary Offering and the Repurchase Transaction are successfully completed, it is expected that shareholders will be able to enjoy improved liquidity for the Common Shares due to a substantial increase in the public float.

•	Attractive investment. The indirect purchase by the Company of the Repurchase Shares constitutes an attractive investment and is expected to be accretive to shareholders with a positive impact on earnings per Common Share. The Repurchase Transaction is consistent with the Company’s practice of distributing excess cash for the benefit of shareholders.

•	Effective use of resources. Based on the Company’s current cash position and capital expenditure requirements and commitments and its current and anticipated financial liquidity, the implementation of the Repurchase Transaction represents an effective use of the Company’s resources and is not expected to create an imprudent financial burden.

•	Fairness opinion. Raymond James is of the opinion that the Repurchase Price is fair from a financial point of view to shareholders (other than NOVA and its affiliates).

      In addition, the Independent Committee also considered and evaluated, among other things, (i) the terms and conditions of the Underwriting Agreement, the Share Purchase Agreement and other ancillary agreements; (ii) information concerning the business, operations, property, assets, financial condition, operating results and prospects of the Company; (iii) current and anticipated industry, economic and market conditions and trends affecting the methanol industry; (iv) historical information regarding the trading prices and volumes of the Common Shares; and (v) the nature and composition of the Company’s shareholders.

      The foregoing discussion of the information and factors considered and given weight by the Independent Committee is not intended to be exhaustive, but is believed to include all material factors considered by the Independent Committee. In view of the variety of factors considered by the Independent Committee, the Independent Committee did not find it practicable to, and did not, quantify or otherwise assign any relative or specific weights to the specific factors considered in reaching its determination and recommendations. In addition, individual members of the Independent Committee may have given differing weights to different factors. After considering all of the different factors, the Independent Committee was, however, unanimous in its recommendations to the Board.

      The text of the resolution for approval of the Repurchase Transaction to be placed before shareholders at the Meeting is set out in Appendix A to this Information Circular. To be effective, this resolution must be passed by a simple majority of the votes cast by the shareholders entitled to vote who attend in person or by proxy at the Meeting.

Fairness Opinion of Raymond James

      Raymond James was instructed by the Independent Committee to prepare an opinion as to the fairness of the Repurchase Price, from a financial point of view, to the shareholders (other than NOVA and its affiliates). In its analysis and in connection with its opinion, Raymond James made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Raymond James also assumed that all of the terms and conditions required to implement the Repurchase Transaction will be met, including that the Secondary Offering will be completed.

      Based upon and subject to the foregoing and other matters discussed or disclosed in its opinion, Raymond James concluded that the Repurchase Price is, as at May 21, 2003, fair from a financial point of view to the shareholders (other than NOVA and its affiliates). Raymond James’s analysis must be considered as a whole. Selecting portions of the analysis or the factors considered by Raymond James, without considering all factors and analysis together, could create a misleading view of the process underlying the fairness opinion. A copy of Raymond James’ fairness opinion is attached as Appendix B to this Information Circular and should be read carefully and in its entirety.

      The Raymond James opinion addresses only the fairness of the Repurchase Price from a financial point of view and does not constitute a recommendation to any shareholder as to how to vote at the Meeting.

      Under the terms of its engagement, Raymond James is to be paid a fee for the preparation and delivery of the fairness opinion. This fee is not based or contingent upon the successful completion of the Repurchase Transaction. In addition, the Company has agreed to reimburse Raymond James for any reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel, and to indemnify Raymond James and certain related persons in certain circumstances.

Consolidated Capitalization

      The following table sets forth the Company’s cash and cash equivalents and its capitalization as of March 31, 2003 (i) on an actual basis, and (ii) as adjusted to reflect the Repurchase Transaction and the publicly announced acquisition by the Company on May 16, 2003 of the remaining 90% equity interest in the Titan methanol facility in Trinidad (including the repayment of Titan limited recourse long-term debt and the acquisition of the North American methanol marketing business of Solvadis Chemag AG). This table should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2003 and related notes and management’s discussion and analysis.

	As of March 31, 2003

	Actual	As Adjusted

	(in thousands of US dollars, except for
	share numbers)
	(unaudited)
Cash and cash equivalents	$464,910	$266,638

Long-term debt:
Unsecured notes	449,680	449,680
Limited recourse long-term debt(1)	109,546	302,959
Senior unsecured credit facility(2)	—	—

Total long-term debt	$559,226	$752,639

Shareholders’ equity:
Capital stock	$520,968	$483,902
Retained earnings	424,630	373,046

Total shareholders’ equity	$945,598	$856,948

Total capitalization	$1,504,824	$1,609,587

Number of common shares outstanding	126,495,364	117,495,364

(1)	Includes current portion.

(2)	Total availability of US$291 million, expiring January 2004.

Regulatory Matters

      The Repurchase Transaction constitutes an issuer bid by the Company under the Securities Act (Alberta), which would normally require the Company, among other things, to generally offer to acquire the Common Shares of shareholders. The Company has obtained an order from the Alberta Securities Commission exempting the Company from the applicable issuer bid requirements.

      Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Commission des valeurs mobilières du Québec (collectively, the “Related Party Rules”) contain requirements in connection with related party transactions, subject to certain materiality thresholds. A “related party transaction” means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers any assets or acquires or issues treasury securities or assumes or transfers any liability from or to, as the case may be, a related party by any means in any one of any combination of transactions. “Related party” includes holders of more than 10% of the voting securities of the issuer.

      The Repurchase Transaction is a transaction which is exempt from the formal valuation and minority shareholder approval provisions of the Related Party Rules. The Related Party Rules generally provide exemptions from the valuation and minority shareholder approval provisions where the fair market value of the assets or treasury securities or the principal amount of the liability subject to the related party transaction does not exceed 25% of the issuer’s market capitalization. The Company believes that the aggregate fair market value of the Repurchase Shares does not exceed 25% of its market capitalization.

OTHER MATTERS TO BE ACTED UPON

      The management of the Company knows of no matters which may be brought before the Meeting other than that referred to in the Notice. However, if other matters are properly brought before the Meeting, the persons named in the enclosed form of proxy intend, in their discretion, to vote on such matters in accordance with the judgement of the person so voting.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

      Messrs. Jeffrey A. Lipton, Christopher D. Pappas and A. Terence Poole, who are directors of the Company, are also senior officers of NOVA and, accordingly, have a material interest in the Repurchase Transaction.

      Mr. R.J. (Jack) Lawrence, who is a director of the Company, is the Chairman of Lawrence & Company Inc., an investment management company which is purchasing Common Shares under the Secondary Offering on its own behalf and on behalf of certain funds managed by it and, accordingly, Mr. Lawrence has declared that he has a material interest in the Repurchase Transaction.

      None of the other directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, other than by way of beneficial ownership of Common Shares, in the matter to be acted upon at the Meeting.

PART III OTHER INFORMATION

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      Set out in Appendix C to this Information Circular, as required by applicable Canadian securities legislation, is the Company’s Statement of Executive Compensation and certain other information.

AVAILABILITY OF INFORMATION

      The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s Annual Information Form dated March 7, 2003 together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements for the year ended December 31, 2002 together with the auditors’ report thereon and any subsequent interim consolidated financial statements of the Company, and the Company’s Information Circular dated March 7, 2003 in respect of its annual general meeting of shareholders held on May 22, 2003. Copies of these documents can also be found at www.sedar.com.

APPROVAL BY DIRECTORS

      The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

      DATED at Vancouver, British Columbia this 29th day of May, 2003.

(signed) RANDY MILNER
Senior Vice President, General Counsel
and Corporate Secretary

CONSENT OF RAYMOND JAMES LTD.

TO: The Directors of Methanex Corporation

      We hereby consent to the inclusion of our name and the reference to our opinion dated May 21, 2003 under the captions “Repurchase Transaction — Establishment and Deliberations of the Independent Committee”, “Repurchase Transaction — Recommendation of the Independent Committee and the Board of Directors” and “Repurchase Transaction — Fairness Opinion of Raymond James” in Part II — Business of the Meeting in the Information Circular dated May 29, 2003 of Methanex Corporation and the inclusion of the text of our opinion therein.

(signed) RAYMOND JAMES LTD.
Vancouver, British Columbia

May 29, 2003

APPENDIX A

REPURCHASE TRANSACTION RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)	the indirect purchase by the Company of 9,000,000 common shares of the Company indirectly owned by NOVA Chemicals Corporation and the cancellation of such shares, all as more particularly set forth in the Information Circular of the Company dated May 29, 2003 (the “Information Circular”), is hereby authorized and approved;

(b)	notwithstanding the approval of this Resolution, the board of directors of the Company is hereby authorized in its sole discretion, without further notice to or approval of the shareholders of the Company but subject to the terms of the Share Purchase Agreement (as described in the Information Circular), to amend or terminate the Share Purchase Agreement at any time prior to the Repurchase Transaction (as described in the Information Circular) becoming effective; and

(c)	any director or officer of the Company is hereby authorized and directed for and in the name and on behalf of the Company to do all acts and things and to execute, whether under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all documents and instruments and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this Resolution and to consummate the transactions contemplated by the Repurchase Transaction, this Resolution or the Information Circular.

A-1

APPENDIX B

FAIRNESS OPINION OF RAYMOND JAMES LTD.

May 21, 2003

The Independent Committee of

The Board of Directors
Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, B.C.
V6C 3M1

To The Independent Committee of The Board of Directors:

INTRODUCTION

      Raymond James Ltd. (“Raymond James”) understands that on May 21, 2003, NOVA Chemicals Corporation (“NOVA”) will announce that NOVA is selling, through a syndicate of underwriters, a secondary offering (the “Secondary Offering”) of 37,946,876 common shares (the “Shares”) of Methanex Corporation (“Methanex”) at an offering price of Cdn.$13.30 per Share, or US$9.85 per Share, for aggregate proceeds of Cdn.$504.7 million, or US$373.8 million. We also understand that pursuant to an agreement to be dated May 21, 2003 (the “Share Purchase Agreement”) Methanex will agree to indirectly purchase from NOVA 9.0 million Shares (the “Repurchase Transaction”) at a price of US$9.85 per Share (the “Repurchase Price”). The Repurchase Transaction is subject to, among other things, approval of the shareholders of Methanex other than NOVA and its affiliates (the “Non-NOVA Shareholders”) and closing of the Secondary Offering. The terms and conditions of the Repurchase Transaction will be contained in a notice of special meeting of shareholders and information circular (which together with appendices thereto and related materials are collectively referred to as the “Circular”) to be mailed to shareholders of Methanex in connection with a special meeting of shareholders to be held on June 30, 2003.

      A committee (the “Independent Committee”) of the board of directors (the “Board”) of Methanex consisting of members of the Board who are independent of NOVA and management of Methanex has been constituted to, among other things, evaluate the desirability of any potential transaction involving Methanex and the disposition of Shares by NOVA and to examine and to make recommendations to the Board as to whether any such transaction would be in the best interests of Methanex and the Non-NOVA Shareholders.

ENGAGEMENT

      The Independent Committee retained Raymond James as its independent financial advisor to provide advice and assistance with respect to, among other things, the Repurchase Transaction including the preparation and delivery to the Independent Committee of an opinion (the “Fairness Opinion”) as to the fairness of the Repurchase Price, from a financial point of view, to the Non-NOVA Shareholders. Raymond James has not been asked to prepare, and has not prepared, a formal valuation of Methanex, or any of its respective securities or assets, and the Fairness Opinion should not be construed as such.

      Raymond James was formally engaged by the Independent Committee pursuant to an agreement dated May 2, 2003 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that Raymond James is to be paid a fee for its services including the preparation and delivery of the Fairness Opinion. In addition, Raymond James is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by Methanex in certain circumstances.

      Raymond James consents to the inclusion of the Fairness Opinion in its entirety, together with a summary thereof, in a form acceptable to Raymond James, in the Circular in connection with the Repurchase Transaction and to the filing

Raymond James Ltd.
Suite 2200-925 West Georgia Street • Vancouver, British Columbia, Canada V6C 3L2 • 604 659 8200 • 604 659 8399 Fax

thereof, as necessary, with the securities commissions or similar regulatory authorities in each province of Canada and the United States Securities and Exchange Commission.

CREDENTIALS OF RAYMOND JAMES

      Raymond James is a wholly-owned subsidiary of U.S. based Raymond James Financial, Inc. Raymond James is a major participant in the Canadian securities business providing clients with a wide range of services including corporate finance, mergers and acquisitions, financial advisory services and sales, trading and equity research for both institutional and private clients.

      The Fairness Opinion expressed herein represents the opinion of Raymond James and the form and content herein have been approved for release by a committee of its professionals, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

RELATIONSHIP WITH INTERESTED PARTIES

      Neither Raymond James nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Methanex, NOVA or their respective associates or affiliates (collectively the “Interested Parties”).

      There are no understandings, agreements or commitments between Raymond James and any of the Interested Parties with respect to any future business dealings. Raymond James may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for one or more of the Interested Parties. The compensation of Raymond James under the Engagement Agreement does not depend in whole or in part on the conclusion reached in the Fairness Opinion or the successful completion of the Repurchase Transaction.

      Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and as such, may have had and may in the future have positions in the securities of the Interested Parties, and from time to time, may have executed or may execute transactions on behalf of the Interested Parties for which it received or may receive compensation. As an investment dealer, Raymond James conducts research on publicly traded companies and may, in the ordinary course of its business, be expected to provide research reports and investment advice to its clients on issues and investment matters including research and advice concerning one or more of the Interested Parties.

SCOPE OF REVIEW

      In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

i)	draft Circular;

ii)	draft Share Purchase Agreement and related documents;

iii)	draft preliminary short form prospectus, draft registration statement on Form F-10 and draft underwriting agreement all relating to the Secondary Offering;

iv)	audited financial statements of Methanex for the years ended December 31, 1998 to 2002;

v)	unaudited financial statements of Methanex for the quarter ended March 31, 2003;

vi)	annual reports and annual information forms of Methanex for the years ended December 31, 2001 and 2002;

vii)	notice of annual meetings of shareholders and information circulars of Methanex dated March 15, 2002 and May 7, 2003;

viii)	press releases of Methanex for the period from January 1, 2002 to the date hereof;

ix)	detailed financial model prepared by management of Methanex;

x)	discussions with senior management of Methanex concerning Methanex’s current business operations, financial condition and future prospects;

xi)	discussions with Methanex’s external legal and tax counsel;

xii)	public information relating to the business, operations, financial performance and share trading history of Methanex and other selected public companies;

xiii)	certain public information and analysis relating to other companies including data relating to public market trading levels and comparable transactions;

xiv)	public information regarding the methanol chemicals industry;

xv)	representations contained in a certificate addressed to us from management of Methanex as to the completeness and accuracy of the information upon which we have relied to develop the Fairness Opinion; and

xvi)	such other corporate, industry and financial market information, investigations and analyses as Raymond James considered necessary or appropriate in the circumstances.

      Raymond James has not, to the best of its knowledge, been denied access by Methanex to any information requested by Raymond James.

ASSUMPTIONS AND LIMITATIONS

      With the approval of the Independent Committee and as provided for in the Engagement Agreement, Raymond James has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Methanex and its consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

      Methanex has represented to Raymond James, in a certificate dated May 21, 2003 that, among other things, the Information provided to Raymond James is complete, true and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact and since the date the relevant Information was provided, there have been no material changes in Methanex and no material change has occurred in the Information or any part thereof which would reasonably be expected to have a material effect on the Fairness Opinion.

      In preparing the Fairness Opinion, Raymond James has made several assumptions, including that all of the terms and conditions required to implement the Repurchase Transaction will be met, that the Repurchase Transaction will proceed as described and substantially within the time frames specified in the draft Circular, and that the disclosure provided in the draft Circular is true and correct in all material respects. We express no view as to, and the Fairness Opinion does not address, the relative merits of the Repurchase Transaction as compared to any alternative business strategies that might exist for Methanex, or the effect of any other transaction in which Methanex might engage.

      The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Methanex, and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Raymond James in discussions with management of Methanex. In its analysis and in preparing the Fairness Opinion, Raymond James made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Raymond James or any party involved in the Repurchase Transaction.

      The Fairness Opinion has been provided for the use by the Independent Committee, and may not be used by any other person or relied upon by any other person other than the Independent Committee and the Board without the express prior written consent of Raymond James. The Fairness Opinion is not to be construed as a recommendation to any shareholder as to whether to vote their Shares in favour of the Repurchase Transaction. Raymond James is not expressing an opinion as to the price at which the Shares will trade after completion of the Secondary Offering or the Repurchase Transaction.

      The Fairness Opinion is given as of the date hereof and Raymond James disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Raymond James’ attention after the date hereof. In the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Raymond James reserves the right to change or withdraw the Fairness Opinion.

      Raymond James believes that its analysis must be considered as a whole and that selecting portions of the analysis or the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

CONCLUSION

      Based on and subject to the foregoing, and other such matters as we considered relevant, it is our opinion that the Repurchase Price is fair, from a financial point of view, to the Non-NOVA Shareholders.

Yours very truly,

RAYMOND JAMES LTD.

APPENDIX C

EXECUTIVE COMPENSATION AND OTHER INFORMATION

      This Appendix includes information as to the compensation of the directors and certain of the Company’s executive officers for the fiscal year ended December 31, 2002.

Compensation of Directors and Executive Officers

DIRECTORS’ COMPENSATION

      During 2002 an annual fee of $40,000 was paid to each non-employee director and an annual fee of $120,000 was paid to the Chairman of the Board. In addition, each such director is paid $2,500 for each Board meeting and each Committee meeting attended and the Chair of a Committee is paid an additional $2,500 for each meeting. Non-employee directors are also entitled to be reimbursed for travel and other expenses incurred by them in the performance of their duties and certain non-employee directors who travel cross-country to attend meetings receive a travel fee of $2,500 per trip. In addition, during 2002, each non-employee director was granted options to purchase 15,000 Common Shares at an exercise price of US$6.45 per share (the closing price of the Common Shares on the Toronto Stock Exchange on the day before the date of the grant converted to US dollars using the Bank of Canada’s daily noon rate on the day the closing price is established). The options are exercisable over a ten-year period with 50% of the options vesting one year from the date of grant, a further 25% vesting after two years and the final 25% vesting after three years. Commencing in 2003, directors ceased to be granted options but were granted 6,000 Restricted Share Units (“RSUs”) as part of their compensation. RSUs are more fully described on page 17.

      Under the Company’s Deferred Share Unit (“DSU”) Plan, each director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. See table commencing on page 4 for DSUs held by each director. Under the terms of the DSU Plan, Mr. Pappas, having been appointed a director in March 2002, was not eligible to participate in the DSU Plan until 2003.

EXECUTIVE COMPENSATION

Summary Compensation

      The following table sets forth a summary of compensation earned during the last three fiscal years by the Company’s Chief Executive Officer and its four other executive officers (collectively, the “Named Executive Officers”) who had the highest aggregates of salary and bonus during the fiscal year 2002.

      All amounts shown in this table and elsewhere in this Appendix C are in Canadian dollars unless otherwise noted.

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards

				Other Annual	Securities Under	All Other
		Base Salary	Bonus	Compensation	Options Granted	Compensation
Name and Principal Position	Year	$	$(1)	$(2)	#(3)	$(4)
P. Choquette	2002	959,000	775,000	52,440	620,000	3,552
CEO & President	2001	907,500	528,000	55,380	780,000	2,843
	2000	789,500	500,000	107,410	450,000	19,288
R. Krause(5)	2002	526,122	262,634		73,000	96,588
Senior VP, Latin America	2001	526,149	245,514		93,000	80,727
& Global Manufacturing	2000	541,646	199,243		50,000	56,432
A. Cole	2002	363,250	212,000	56,249	73,000	73,614
Senior VP, Finance & CFO	2001	350,000	165,000	54,294	93,000	71,817
	2000	327,500	109,000	43,714	50,000	75,910
J. Gordon	2002	368,250	200,000	54,816	73,000	76,962
Senior VP, Corporate Resources	2001	347,500	157,000	58,049	100,000	72,510
	2000	299,250	108,000	42,960	50,000	51,046
G. Duffy	2002	339,750	192,000	68,687	73,000	51,080
Senior VP, Global Marketing &	2001	320,000	124,000	76,569	100,000	48,138
Logistics	2000	226,500	97,000	58,765	50,000	27,725

(1)	These annual incentive payments are reported in the fiscal year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the fiscal year in which they are earned. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 16.

(2)	The amounts shown represent:

•	For Mr. Choquette: housing allowance (2002 — $24,000; 2001 — $24,000; 2000 — $52,000), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 — $19,589; 2001 — $22,093; 2000 — $47,751), auto allowance and other miscellaneous items.

•	For Mr. Cole: subsidies paid through a housing assistance program (2002 — $22,168; 2001 — $20,886; 2000 — $16,872), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 — $19,584; 2001 — $19,787; 2000 — $17,744), auto allowance and other miscellaneous items.

•	For Mr. Gordon: subsidies paid through a housing assistance program (2002 — $23,465; 2001 — $24,729; 2000 — $17,252), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 — $20,730; 2001 — $23,278; 2000 — $18,932), auto allowance and other miscellaneous items.

•	For Mr. Duffy: subsidies paid through a housing assistance program (2002 — $28,875; 2001 — $31,128), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 — $25,297; 2001 — $32,256; 2000 — $24,865), relocation allowance (2000 — $23,100), auto allowance and other miscellaneous items.

Where no amount is stated, the amount does not exceed 25% of the total Other Annual Compensation amount disclosed in the table above. Where no amount is shown for Other Annual Compensation, the total value of perquisites and benefits is less than the lesser of $50,000 and 10% of total annual salary and bonus for the Named Executive Officer.

(3)	Consists of options for Common Shares of the Company granted during the relevant fiscal year.

(4)	The amounts include premiums paid on life insurance and health care, contributions to the Company’s Employee Share Purchase Plan and pension contributions.

(5)	Mr. Krause receives his compensation in Chilean pesos. His salary and other compensation shown in this table have been converted to Canadian dollars using average foreign exchange rates for the relevant fiscal year except for his annual incentive payment which uses a foreign exchange rate at the date of the Information Circular of the Company following the relevant fiscal year.

Stock Options

      The following table sets forth information concerning option grants during 2002 to the Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year

				Market Value
				of Securities
		% of Total		Underlying
	Securities Under	Options Granted	Exercise	Options on the
	Options	to Employees in	Price	Date of Grant
Name	Granted	Financial Year	(US$/share)	(US$/share)	Expiration Date
P. Choquette	620,000	25.1	6.45	6.45	February 29, 2012
R. Krause	73,000	3.0	6.45	6.45	February 29, 2012
A. Cole	73,000	3.0	6.45	6.45	February 29, 2012
J. Gordon	73,000	3.0	6.45	6.45	February 29, 2012
G. Duffy	73,000	3.0	6.45	6.45	February 29, 2012

      The following table sets forth information concerning the value realized upon the exercise of options during 2002 and the value of unexercised options held by the Named Executive Officers as at December 31, 2002.

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

	Securities				Value of Unexercised
	Acquired	Aggregate	Unexercised Options		in-the-Money Options
	on Exercise	Value Realized	at December 31, 2002 (#)		at December 31, 2002 (Cdn.$)(1)
Name	(#)	(Cdn.$)	Exercisable	Unexercisable	Exercisable	Unexercisable(2)

P. Choquette	412,500	4,087,350(3)	1,329,000	1,722,500	2,549,250	9,817,125
R. Krause	1,197	10,941	207,903	199,000	850,054	1,118,405
A. Cole	100,000	617,310	47,000	199,000	69,400	1,118,405
J. Gordon	12,500	26,375	211,000	202,500	949,915	1,131,495
G. Duffy	33,300	294,475	66,200	185,500	280,136	981,385

(1)	The closing price of the Common Shares on the TSX on December 31, 2002 was Cdn.$13.30 and was US$8.38 on the Nasdaq National Market.

(2)	For the purposes of this table, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of exchange on December 31, 2002.

(3)	These proceeds were used by Mr. Choquette to purchase Common Shares and pay tax.

Retirement Plans

      Named Executive Officers resident in Canada participate in either the Company’s defined benefit or defined contribution retirement plan. Both plans are non-contributory with normal retirement occurring at age 65.

      The defined benefit plan provides a retirement income at age 65 for each year of service equal to 1.0% of the 3-year average Canada Pension Plan maximum pensionable earnings, plus 1.6% of the 3-year average salary in excess of this amount for the Named Executive Officer’s annual base salary. Benefits at retirement are paid for life, with a 60% spousal benefit payable after the death of the former employee. A number of other factors may influence pension benefits payable under the retirement plan, including age at retirement and whether a Named Executive Officer elects to receive an optional form of payment instead of the normal joint and 60% survivor pension. Retirement benefits are indexed at 75% of the increase in the Consumer Price Index, less 1%, to a maximum increase of 5%.

      The defined contribution plan provides Named Executive Officers with an annual company contribution equal to 7% of their annual base salary. Contributions are made to a retirement account in each of their names and invested according to their selection of investment vehicles. Five investment vehicles are made available. At retirement, Named

Executive Officers may use the funds in their account to purchase an annuity, transfer to a life income fund or transfer to a locked-in registered retirement savings plan.

      Canadian income tax legislation places limits on the amount of retirement benefit which may be paid from the regular retirement plan. Named Executive Officers resident in Canada participate in a supplemental executive retirement plan which provides for benefits in excess of what is provided under the regular plan. Benefits are provided in accordance with the formulae used in the regular plan, but without regard to Canadian income tax limits on the maximum benefit payable. Benefits are paid net of any benefit payable under the regular plan.

      Supplemental plan benefits are provided with earnings defined as base salary plus 100% of the Company’s Short-Term Incentive Plan target. Prior to January 1, 2001, earnings are defined as base salary plus 50% of the Company’s Short-Term Incentive Plan target. Under the defined benefit segment, an unreduced early retirement pension is payable at age 60, with the pension reduced 3% for each year that retirement precedes age 60. The defined contribution segment provides Named Executive Officers with an annual contribution equal to 11% of earnings (7% for Mr. Duffy who joined the supplemental plan after the contribution rate was revised in 1997) less any contributions made to the regular plan. The supplemental plan is funded with a combination of assets and a letter of credit.

      The following table illustrates the estimated annual pension for a Named Executive Officer in the defined benefit segment assuming retirement at age 65 who has not elected an optional form of payment under either the regular retirement plan or the supplemental retirement plan.

Pension Plan and

Supplemental Retirement Plan Table

Remuneration	Years of Service
($)	15	20	25	30	35

1,000,000	236,550	315,400	394,250	473,100	551,950
1,100,000	260,550	347,400	434,250	521,100	607,950
1,200,000	284,550	379,400	474,250	569,100	663,950
1,300,000	308,550	411,400	514,250	617,100	719,950
1,400,000	332,550	443,400	554,250	665,100	775,950
1,500,000	356,550	475,400	594,250	713,100	831,950
1,600,000	380,550	507,400	634,250	761,100	887,950
1,700,000	404,550	539,400	674,250	809,100	943,950
1,800,000	428,550	571,400	714,250	857,100	999,950
1,900,000	452,550	603,400	754,250	905,100	1,055,950
2,000,000	476,550	635,400	794,250	953,100	1,111,950
2,100,000	500,550	667,400	834,250	1,001,100	1,167,950

      As of December 31, 2002, the credited years of service of the Named Executive Officers covered under the defined benefit plans are as follows:

P. Choquette	30.4 years

Note: The employment agreement for Mr. Choquette provides for the recognition of service with NOVA in the determination of the Company’s retirement plan benefits. Benefits paid or payable from the NOVA retirement plans are offset from the total benefit payable from the Company’s plans.

     All other Named Executive Officers in Canada participate in the defined contribution plan. As a non-resident of Canada, Mr. Krause is not eligible to participate in either of the Canadian retirement plans. Mr. Krause participates in a retirement plan of a subsidiary of the Company.

Termination of Employment and Employment Contracts

      The Company has entered into employment agreements with the Named Executive Officers that provide for certain rights in the event of involuntary termination of employment or a change in control.

      Mr. Choquette has an employment contract which provides for a termination payment, if his employment is terminated without cause, of an amount equal to 2.5 times his annual base salary and 2.5 times his target annual incentive under the Company’s Short-Term Incentive Plan, and compensation for pension and other company benefits that he would have received over a 30-month period. In the event of termination within 24 months following a change of control of the Company, Mr. Choquette is entitled to an amount equal to 2.5 times his annual salary and 2.5 times the average of the last three years’ Short-Term Incentive Plan payments made to him, and compensation for pension and other company benefits he would have received over the 30-month period, plus all legal and professional fees and expenses.

      Messrs. Krause, Cole, Gordon and Duffy each have an employment contract which provides for a termination payment if such person’s employment is terminated without cause of an amount equal to (a) 1.5 times his annual salary; (b) 1.5 times the target Short-Term Incentive Plan payment for that employee; and (c) compensation for pension and other company benefits he would have received over an 18-month period. In the event of termination within 24 months (18 months in the case of Mr. Cole) following a change of control of the Company, each is entitled to an amount equal to (a) 2.0 times his annual salary; (b) 2.0 times the average of the last three years’ Short-Term Incentive Plan payments made to that employee (in the case of Mr. Cole, 2.0 times the target Short-Term Incentive Plan payment); and (c) compensation for pension and other company benefits he would have received over a 24-month period, plus all legal and professional fees and expenses.

Composition of the Compensation Committee

      The Human Resources Committee of the Board of Directors is charged with responsibility for compensation matters in respect of executive officers. The Human Resources Committee consists of five members — Messrs. Findlay, Lawrence, Lipton, Morton and Ms. Wexler. None of the members of the Human Resources Committee (other than Mr. Lipton as Chairman of the Board) is an officer or employee of the Company, has any indebtedness to the Company or any of its subsidiaries, or has any material interest, or any associates or affiliates which have a material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

REPORT ON EXECUTIVE COMPENSATION

Human Resources Committee Report on Executive Compensation

      As part of its mandate, the Human Resources Committee of the Board of Directors (in 2002, the Human Resources and Corporate Governance Committee) reviews and recommends to the Board of Directors for approval the remuneration of the Company’s executive officers, including the Named Executive Officers identified in the Summary Compensation Table above. The Committee obtains independent advice in the form of a market or “competitive” assessment from consultants specializing in the compensation field with respect to compensation of executive officers. The Committee reviews periodically the levels of compensation for executive officers. The last such competitive assessment was conducted in October 2002 and the results were reviewed with the Committee in November 2002. Based on the results of this assessment, total cash compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation of the Company’s other executive officers.

Executive Compensation Policy

1.   Guiding Principles and Objectives

      The Company’s executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives. The Company also believes in the importance of encouraging executives to own Common Shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders. The Company, since 1998, has had in place stock ownership guidelines for directors and executive officers to promote meaningful Common Share ownership. The guidelines encourage each director to own Common Shares having a value of twice their annual retainer. The guidelines also encourage each executive officer to own Common Shares having a value equal to at least, in the case of the Company’s Chief Executive Officer, 5.0 times his annual base salary and Mr. Choquette, holding 613,343 Common Shares as of March 7, 2003, satisfies the share ownership guideline. Each of the other executive officers is encouraged to own Common Shares having a value equal to at least 3.0 times his annual base salary. The target guidelines are intended to be met within a certain number of years from the date that each individual became an executive officer. Certain other management personnel of the Company are also subject to stock ownership guidelines.

      The Company has instituted practices within its compensation policy directed at aligning the activities of executive officers with the interests of shareholders. For more information on these practices, refer to Section 5(b) — Restricted Share Unit Plan and Section 7 — Deferred Share Unit Plan below.

2.   Total Compensation

      Total compensation for executive officers comprises base salary, short-term incentives, long-term incentives and indirect compensation. Total compensation is established to be competitive in proximity to the 50th percentile of the aggregate compensation for organizations in a reference group of companies selected on the basis of size, industry and that represent the market within which the company competes for leadership talent. Specifically, the reference group of companies is comprised of large North American based chemical, industrial and commodity companies having, where possible, significant international operations.

3.   Base Salary

      Base salaries for executive officers are paid within salary ranges established for each position based on scope and level of responsibility. Individual salaries within the range are determined by that executive’s competence, skill level, and market influences.

4.   Short-Term Incentive Plan

      The Company’s Short-Term Incentive Plan is designed to recognize the contributions of executive officers to the business results of the Company. This plan provides for an annual cash award based on corporate performance using quantifiable financial and operational objectives approved in advance by the Board of Directors and individual performance using specific and pre-agreed objectives. A target award equaling 75% of annual base salary in respect of the Chief Executive Officer and 50% of annual base salary for all other executive officers is dependant upon both individual and corporate performance. This plan provides for an award in excess of the target award if corporate and/or individual performance results exceed the target performance set for the year.

      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified and weighted for calculation purposes. The corporate component represents 60% of the overall award and is based on shareholder returns and company strategic targets. The personal component represents 40% of the overall award and is based on leadership and business initiatives identified for each executive officer’s area of responsibility.

5.   Long-Term Incentive Plan

      The Long-Term Incentive Plan is designed to align the interests of executive officers with those of shareholders, to focus efforts on improving shareholder value and the Company’s long-term financial strength, and to provide an incentive to continue employment with the Company by providing executive officers with the opportunity to acquire an increased financial interest in the Company. The Long-Term Incentive Plan was significantly modified in 2003 with the introduction of the RSU Plan component, described below, which serves to replace stock option grants with a non-dilutive notional grant of shares. The Long-Term Incentive Plan has the following two components:

(a)  Incentive Stock Option Plan

      Under the Incentive Stock Option Plan, executive officers are eligible for grants of Company stock options. Options are granted by the Board on the recommendation of the Committee. The number of options granted to each executive officer in any year is related to responsibility level and may be adjusted for individual performance and longer-term potential for upward mobility. The exercise price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada Daily Noon Rate on the day that the closing price is established. If unexercised, each option expires no later than ten years from the day that the option was granted. Subject to certain limitations contained in the plan, options may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine. All currently outstanding options expire, in the ordinary course, ten years after their date of grant.

      In 2003, Mr. Choquette will not receive stock options but will receive 100% of the value of his 2003 Long-Term Incentive award in RSUs. All other executive officers may elect to receive 50% of the value of their annual Long-Term Incentive award in the form of stock options. They have all elected not to receive stock options but will receive 100% of the value of their 2003 Long-Term Incentive award in RSUs.

(b) Restricted Share Unit Plan

      In March 2003, the Company introduced the Restricted Share Unit (“RSU”) Plan. RSUs are notional grants of shares. Commencing in 2003, executive officers elect to receive 50% or 100% of the value of their annual Long-Term Incentive award in the form of RSUs. Mr. Choquette and all other executive officers will receive 100% of the value of their 2003 Long-Term Incentive award in RSUs. RSUs granted in 2003 will vest on December 1, 2005. Upon vesting, RSUs are redeemed at a value based on the trading price of the Company’s Common Shares. The RSU Plan will be extended to certain other management positions in 2004. RSUs held by a director or employee are considered when determining whether the individual is meeting share ownership guidelines.

6.   Indirect Compensation Benefits and Perquisites

      Indirect compensation of executive officers includes participation in the retirement plans described above as well as benefits such as extended health and dental care, life insurance and disability benefits, and access to a group retirement savings plan. Executive officers may also participate in the Company’s Employee Share Purchase Plan which allows them to regularly contribute up to 15% of base salary into an account in order to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the executive officer’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market.

7.   Deferred Share Unit Plan

      To assist directors and executive officers in achieving the stock ownership guidelines, the Board approved the establishment, effective January 1, 1999, of the Company’s DSU Plan for directors and executive officers.

      Under the DSU Plan, each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. The actual number of DSUs granted to an executive officer is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan, by the average of the five day average closing price of the Common Shares on the TSX, on the last five trading days of each quarter of the preceding calendar year. A DSU account, maintained by the Company, is credited with notional grants of DSUs received by each DSU Plan member. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights.

      The value of the DSUs (equivalent to the market price of the underlying Common Shares) are redeemable only when the DSU Plan member’s term as a director or employment with the Company ceases or upon death (“Termination Time”) and a lump sum cash payment therefor, net of any withholdings, is made after the redemption date specified by the DSU Plan member. The redemption date may fall on a date within a period beginning one year before the Termination Time and ending on December 26 of the first calendar year commencing after the Termination Time.

8.   Executives Outside Canada

      Total compensation policy as it relates to Named Executive Officers employed outside Canada is established with reference to the local market in each country. Reference groups of comparator companies are established with policy benchmarks for salaries and benefits at each level of management. Executive officers employed in countries other than Canada are eligible to participate in the Company’s Short-Term Incentive Plan and Long-Term Incentive Plan.

9.   Chief Executive Officer Compensation

      The basis for determining the Chief Executive Officer’s total compensation is targeted to be competitive in proximity to the 50th percentile of a reference group of North American based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company.

      The Chief Executive Officer’s salary reflects the incumbent’s performance, qualifications and experience. The Chief Executive Officer also participates in the Company’s Short-Term Incentive Plan and Long-Term Incentive Plan.

      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified for calculation purposes and weighted 60% for corporate performance and 40% for personal performance. The corporate component is based on certain strategic targets including the Company’s return on capital employed. The personal component is based on a number of measures including the successful execution of strategic initiatives, organizational leadership, and achievement of Responsible Care® objectives. The Chief Executive Officer may receive part or all of his Short-Term Incentive Plan award in the form of DSUs in the manner described in Section 7 above.

      The long-term incentives to which the Chief Executive Officer is entitled are described in Section 5 — Long-Term Incentive Plan, above.

      Submitted by the Human Resources Committee:

Robert B. Findlay

R.J. (Jack) Lawrence
Jeffrey M. Lipton (Chair)
David Morton
Anne L. Wexler

TOTAL SHAREHOLDER RETURN COMPARISON

      The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company on December 31, 1997 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), for the five most recently completed financial years.

Cumulative Value of $100 Investment

Dividends declared on Common Shares of the Company are assumed to be reinvested at the closing share price on the dividend payment date. The S&P/TSX Composite Index is a total return index, including dividends reinvested.

METHANEX CORPORATION

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2003

     The undersigned holder of Common Shares of Methanex Corporation (hereinafter called the “Company”) hereby appoints Pierre Choquette, President and Chief Executive Officer of the Company, or failing him, Randy Milner, Senior Vice President, General Counsel and Corporate Secretary of the Company, or instead of either of them                                         the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Special Meeting of the Company (the “Meeting”), to be held on June 30, 2003, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with all the powers which the undersigned could exercise if personally present:

     Indicate your voting choice with a check mark (✓) in the appropriate box.

     To approve the ordinary resolution relating to the indirect purchase by the Company of 9,000,000 common shares of the Company indirectly owned by NOVA Chemicals Corporation and the cancellation of such shares, the text of which resolution is set out in Appendix A to the accompanying Information Circular.

     FOR ☐    AGAINST ☐

     If no specific voting choice has been given, the shares represented by this Proxy will be voted FOR the above item.

     The person exercising this Proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.

     All shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to the matter to be acted upon has been specified in the Proxy, the shares represented by the Proxy will be voted in accordance with such specification.

     The undersigned hereby revokes any Proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date:                                      , 2003.

Print Name

Number of Common Shares held:

Signature of Holder

NOTES:

(a)	The Proxy must be signed under the hand of the holder of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the Proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(b)	The Proxy must be delivered to CIBC Mellon Trust Company no later than 2:00 p.m. (Vancouver time) on June 26, 2003 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment of the Meeting. Please use the envelope accompanying these materials or mail the proxy to Proxy Dept., CIBC Mellon Trust Company, #6, 200 Queen’s Quay East, Toronto, ON Canada M5A 4K9 or fax the proxy to (416) 368 2502. Alternatively, the proxy may be delivered to the Chairman of the Meeting prior to the time fixed for commencement of the Meeting or any adjournment thereof.

(c)	A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

If the Proxy is undated, it will be deemed to be dated the date it was mailed to the holder.

SEE REVERSE FOR IMPORTANT INFORMATION

RELATING TO VOTING ESPP SHARES

VOTING INSTRUCTIONS

TO

CANADA TRUST COMPANY

SPECIAL MEETING OF THE SHAREHOLDERS OF

METHANEX CORPORATION
TO BE HELD ON JUNE 30, 2003
AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF

      I,                                      , a participant in the Methanex Corporation Share Purchase Plan for Employees (hereinafter referred to as the “Plan”), hereby instruct Canada Trust Company, as Trustee of the Plan, to exercise at the above meeting the voting rights pertaining to all the Common Shares of the Company held to my credit as follows:

      Indicate your voting choice with a check mark (✓) in the appropriate box.

      To approve the ordinary resolution relating to the indirect purchase by the Company of 9,000,000 common shares of the Company indirectly owned by NOVA Chemicals Corporation and the cancellation of such shares, the text of which resolution is set out in Appendix A to the accompanying Information Circular.

FOR ☐                    AGAINST ☐

      With respect to any amendments or variations to the matters listed above or identified in the Notice of Special Meeting and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

Date:                                      , 2003

Signature of Holder

INSTRUCTIONS:

1.	Record your instructions, sign and mail to Canada Trust Company in the attached envelope. Alternately, your instructions may be faxed using the following numbers:

     If faxing from North America: 1-800-567-3351

     If faxing from outside North America: 519-850-4157

2.	If you do not wish to specifically instruct the Trustee how to vote, you should not check any of the above squares. If no specific voting choice has been given, the trustee will vote the shares represented by this Voting Instruction FOR the above item.

IMPORTANT INFORMATION FOR PARTICIPANTS IN THE

METHANEX CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES

      Common shares purchased by an employee of the Company under the Methanex Corporation Share Purchase Plan for Employees (“ESPP”) remain registered in the name of Canada Trust Company as trustee of the ESPP, unless the employee withdraws their shares from the ESPP. Once withdrawn, the shares may either become registered in the name of the employee or an intermediary. (For more information, see Part I — “VOTING” contained in the Information Circular.)

      Voting rights attached to ESPP shares which remain registered in the name of Canada Trust Company may be exercised by employees or their attorneys authorized in writing, by indicating on the Voting Instructions form (on reverse) the necessary directions to Canada Trust Company how the ESPP shares are to be voted at the Meeting and returning the Voting Instructions form in the pre-paid envelope or by fax to Canada Trust Company at the fax number indicated below. The ESPP shares will then be voted pursuant to those directions. If no choice is specified, the ESPP shares will be voted in favour of management’s proposition. The shares will be voted at the discretion of Canada Trust Company in respect of amendments to management’s proposition or such other business as may be properly brought before the Meeting. Only ESPP shares in respect of which a Voting Instructions form has been signed and returned will be voted.

      A holder of ESPP shares may revoke his or her directions indicated on the Voting Instructions form at any time by a written document executed by the employee or their attorney duly authorized in writing which is delivered by mail or fax to the Corporate Secretary of the Company, at Suite 1800, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (Fax: 604-661-2602), at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

      The Voting Instructions form is to be used only with respect to ESPP shares. If an employee holds shares outside the ESPP, the employee may vote those shares either in person or by proxy as described in Part I — “VOTING” of the Information Circular.

Questions?

      If you have any questions concerning the process of voting ESPP shares, you may speak to a Canada Trust Company representative:

      If calling from North America:1-800-668-2648

      If calling from outside North America: 1-800-668-2648
      Callers from Chile, please call collect: 519-850-0770

Faxing of Voting Instructions

      Voting Instructions may be faxed to Canada Trust Company (Attention: Monitoring and Control Dept.) using the following numbers:

      If faxing from North America: 1-800-567-3351

      If faxing from outside North America: 519-850-4157